
Mail Stop 3561

September 30, 2015

Dennis R. Secor
Chief Financial Officer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, Texas 75080

> **Re:** **Fossil Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed February 20, 2015**
> **Form 10-Q for the Quarterly Period Ended July 4, 2015**
> **Filed August 13, 2015**
> **File No. 0-19848**

Dear Mr. Secor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

General

1. Your Form 10-K and website state that you sell products in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, licensees, or other direct or indirect arrangements. In this regard, we note that your list of branded products on page 10 identifies the emporioarmaniwatches.com website as a distribution channel for Emporio Armani watches. That website redirects to Armani.com, which lists three stores in Syria. A 2012

news article reports that Paris Gallery sells branded watches, that its brands include Burberry, and that its markets include Syria. You should describe any products or services you have provided into Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2014 Compared to Fiscal Year 2013

Gross Profit, page 51

3. We note you list several reasons for the decrease in your gross profit margin without separately quantifying the impact of each reason. For example, we note your gross profit margins were negatively impacted by increased promotional activity, primarily in your U.S. outlet stores. To make this discussion meaningful, you should consider quantifying the factors you list as impacting your results of operations, to the extent they are significant, and explain why these factors drove your results. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. After reviewing the Releases cited above and with a view towards transparency, please explain to us how your current disclosure of gross profit meets these principal objectives of MD&A.

4. Please tell us what consideration you gave to expanding your gross profit discussion to provide more insight into cost of sales. In this regard, we note the significance of cost of sales to the Company and the potential for gross profit to vary based on the items you disclose on page 72. Refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 56

5. We note your disclosure on page 58 that you expect capital expenditures to total $110 to $120 million during the fiscal year ending January 2, 2016. In future filings please provide more detail as to the planned uses of capital expenditures. In this regard, we note your CEO's remarks during the February 17, 2015 earnings call that the company is investing in its omnichannel capabilities as well as developing wearable technology that will impact all brands. Please also provide additional disclosure about any new products that you plan to offer and the impact that these product lines have on your results of operations, including the Swiss initiative you reference on page 48. Please refer to Item 303 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 4, 2015

Notes to Condensed Consolidated Financial Statements

9. Segment Information, page 14

6. We note that during the first quarter of the current fiscal year you realigned your operating structure. After reviewing the disclosures on page 5, we have the following comments:

- As part of this realignment, please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

- Please identify and describe the role of each of your operating segment managers;

- Please tell us who comprises the "regional teams" within each of your reportable segments including the title and role of each person on each team along with the person(s) these individuals report to in the organization; and

- Please tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products